Filed pursuant to Rule 424(b)(3)

File No. 333-221584

BlueBay Destra International Event-Driven Credit Fund

Class I Shares	CEDIX

Class A Shares	CEDAX

Class L Shares	CEDLX

Class T Shares	CEDTX

February 14, 2025

Supplement to the

Prospectus and Statement of Additional Information (“SAI”),

each dated February 1, 2025

Effective February 10, 2025, Ultimus Fund Solutions, LLC replaced UMB Fund Services, Inc. as the Fund’s administrator, accountant, and transfer agent. Accordingly, effective February 10, 2025 the disclosure in the Fund’s current Prospectus and SAI is amended as follows:

1. The section entitled “ADMINISTRATION” on page 4 of the Prospectus is deleted in its entirety and replaced with the following:

The Fund has retained Ultimus Fund Solutions, LLC (the “Administrator”) to provide it with certain administrative services, including performing all actions related to the issuance and repurchase of Shares of the Fund. In consideration for these services, the Fund pays the Administrator the greater of an annual minimum fee as well as an asset-based fee, which scales downward based upon net assets for fund administration fees. The administration fee is paid to the Administrator out of the assets of the Fund and therefore decreases the net profits or increases the net losses of the Fund. The Administrator is also reimbursed by the Fund for out-of-pocket expenses relating to services provided to the Fund, and receives a fee for transfer agency services, other administration services, fund accounting and tax services. The administration fee and the other terms of the Fund’s administration agreement may change from time to time as may be agreed to by the Fund and the Administrator.

2. The section entitled “TRANSFER AND FUND ADMINISTRATION” on page 6 of the Prospectus is deleted in its entirety and replaced with the following:

Ultimus Fund Solutions, LLC, serves as the transfer agent and administrator (the “Administrator”) of the Fund. See “Management of the Fund.”

3. The section entitled “Administrative Services” on page 70 of the Prospectus is deleted in its entirety and replaced with:

Administrative Services

The Administrator for the Fund is Ultimus Fund Solutions, LLC, (“UFS” or the “Administrator”), which has its principal office at 225 Pictoria Drive, Suite 450 Cincinnati, OH 45246-0707, and is primarily in the business of providing administrative, fund accounting and transfer agent services to retail and institutional mutual funds.

Pursuant to a Master Services Agreement with the Fund, the Administrator provides administrative and fund accounting services to the Fund, subject to the supervision of the Board. The Administrator may provide persons to serve as officers of the Fund. Such officers may be directors, officers or employees of the Administrator or its affiliates.

The Master Services Agreement became effective on March 13, 2024 and will remain in effect for four years from the effective date, unless terminated by either party, and will continue thereafter in effect from year to year subject to annual approval of the Board. The Fund Services Agreement is terminable by the Board or the Administrator with respect to the Fund on ninety days’ written notice and may be assigned provided the non-assigning party provides prior written consent. This Agreement provides that in the absence of willful misfeasance, bad faith or gross negligence on the part of the Administrator or reckless disregard of its obligations thereunder, the Administrator shall not be liable for any action or failure to act in accordance with its duties thereunder.

Under the Agreement, UFS performs administrative services, including: (1) acting as a liaison among the Fund’s service providers; (2) upon request, assist the Fund in evaluation and selection of other service providers; (3) preparing and maintaining the Trust’s operating expense budget to determine proper expense accruals to be charged to the Fund to calculate its daily net asset value; (4) prepare, or cause to be prepared, expense and financial reports; (5) prepare authorization for the payment of Fund expenses; (6) determining income and capital gains available for distribution and calculating distributions required to meet regulatory, income, and excise tax requirements; (7) compute performance data required for inclusion in fund financial reports and disseminate such data to information services covering the investment company industry; (8) reviewing the Trust’s federal, state, and local tax returns as prepared and signed by the Trust’s independent public accountants; (9) assisting in and monitoring the preparation, filing, printing and where applicable, dissemination to shareholders of amendments to the Trust’s Registration Statement on Form N-1A, periodic reports to the Trustees, shareholders and the SEC, notices pursuant to Rule 24f-2, proxy materials and reports to the SEC on Forms N-CEN, N-CSR, N-PORT and N-PX; (10) coordinating the Trust’s audits and examinations by assisting the Fund’s independent public accountants; (11) determining, in consultation with others, the jurisdictions in which shares of the Trust shall be registered or qualified for sale and facilitate such registration or qualification; (12) monitoring fund holdings and operations for post-trade compliance and monitoring sales of shares and ensuring that the shares are properly and duly registered with the SEC; (13) monitoring the calculation of performance data for the Fund; (14) preparing, or causing to be prepared, expense and financial reports; (15) preparing authorization for the payment of Trust expenses and pay, from Trust assets, all bills of the Trust; (16) providing information typically supplied in the investment company industry to companies that track or report price, performance or other information with respect to investment companies; (17) in consultation with the relevant parties, collect, prepare, and disseminate digital materials for quarterly meetings of the Board; (18) upon request, assisting the Fund in the evaluation and selection of other service providers, such as independent public accountants, printers, EDGAR providers and proxy solicitors (such parties may be affiliates of UFS); and (19) performing other services, recordkeeping and assistance relating to the affairs of the Trust as the Trust may, from time to time, reasonably request.

UFS also provides the Fund with accounting services, including: (1) daily computation of NAV; (2) obtain security prices from independent pricing services; (3) reconciliation of accounting records; (4) calculation of net income and realized capital gains, dividend payables, dividend factors, and weighted average portfolio maturity; (5) accrue income of the Fund based upon income estimates obtained from independent pricing services; (6) record investment trades in proper form; (7) calculate Fund expenses; (8) determine outstanding receivables and payables; (9) provide system generated accounting reports in connection with the Fund’s audits; (10) maintenance of certain books and records described in Rule 31a-1 under the 1940 Act, and reconciliation of account information and balances among the Custodian and Adviser; and (11) take reasonable actions in the performance of the duties under the Agreement.

5. The paragraph in the “Custodian, Distribution Paying Agent, Transfer Agent and Registrar” section on page 70 is deleted in its entirety and replaced with the following:

The Bank of New York, which has its principal address at One Wall Street, New York, NY 10286, serves as custodian for the Fund. Ultimus Fund Solutions, LLC, which has its principal office at 225 Pictoria Drive, Suite 450 Cincinnati, OH 45246-0707. provides accounting services to the Fund and serves as the Fund’s distribution paying agent, transfer agent and registrar.

6. The paragraph in the “ADMINISTRATOR” section on page 33 of the SAI is deleted in its entirety and replaced with the following:

The Fund’s administrator, fund accountant, transfer agent, and dividend paying agent is Ultimus Fund Solutions, LLC, 225 Pictoria Drive, Suite 450 Cincinnati, OH 45246-0707.

Please retain this Supplement with your Prospectus and SAI for future reference.